Exhibit 12.1

	Fiscal Years Ended
	Dec. 29,		Dec. 30,		Dec. 31,		Jan. 1,		Dec. 27,
	2007		2006		2005		2004		2003
Fixed charges:
Interest expense prior to amounts capitalized	$324		$310		$301		$309		$371
Portions of rental expense representing interest	45		41		39		36		36

Total Fixed Charges (B)	$369		$351		$340		$345		$407

Earnings before income taxes	$1,547		$1,472		$1,425		$1,366		$1,170
Interest expense, as reported	319		307		300		309		371
Amortization of capitalized interest	6		5		9		9		9
Portions of rental expense representing interest	45		41		39		36		36

Earnings Before Income Taxes (A)	$1,917		$1,825		$1,773		$1,720		$1,586

Ratio of Earnings to fixed charges (A/B)	5.2	x	5.2	x	5.2	x	5.0	x	3.9	x